[redacted]

07001230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Atlantic Street, 11th Floor
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew J. Otocka, Managing Partner — (203) 355-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 3 2007 WASH, D.C. 185

PROCESSED MAR 0 9 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

E

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr 2/27

BB 3/8

OATH OR AFFIRMATION

I, Drew J. Otocka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OURANIA PERDIKIS
NOTARY PUBLIC
MY COMMISSION EXPIRES APRIL 30, 2007

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

MIT ASSOCIATES, LLC

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2006 and 2005

MIT ASSOCIATES, LLC

Years Ended December 31, 2006 and 2005

CONTENTS

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Members
MIT Associates, LLC.
Stamford, Connecticut

We have audited the accompanying statement of financial condition of MIT Associates, LLC as of December 31, 2006, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of MIT Associates, LLC as of December 31, 2005 and for the year then ended, were audited by other auditors, whose report dated February 7, 2006 expressed an unqualified opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIT Associates, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Shelton, Connecticut
February 12, 2007

Dworken, Hillman, LaMorte & Sterczala, P.C.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

MIT ASSOCIATES, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash	$ 11,967	$ 77,929
Accounts receivable (Note 5)	2,290,052	755,855
Prepaid expenses	318	60
Total current assets	2,302,337	833,844
Equipment and improvements (Note 2)	19,658	24,079
Security deposits	18,042	27,063
Total Assets	$2,340,037	$ 884,986
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued expenses (Note 3)	$ 675,153	$ 4,816
Retirement plan payable		15,476
Total Liabilities	675,153	20,292
Commitments (Note 4)		
Members' equity	1,664,884	864,694
Total Liabilities and Members' Equity	$2,340,037	$ 884,986

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2006	2005
Revenue:		
Fee income (Note 5)	$3,974,052	$1,597,891
Expenses:		
Broker fees (Note 3)	1,139,442	
Office payroll	274,736	168,545
Professional fees and consulting	146,665	125,797
Guaranteed payments	145,000	80,000
Occupancy costs	106,299	107,735
Insurance	80,366	76,966
Travel and entertainment	56,687	72,359
Pension expense	50,455	15,476
Computer support services	24,193	16,778
Payroll taxes	20,791	14,081
Dues and subscriptions	16,228	13,608
Conferences, seminars and meetings	9,281	8,744
Miscellaneous	9,165	7,249
Telephone	8,700	13,786
Office expenses	8,265	8,569
Licenses and permits	6,197	4,270
Depreciation and amortization	5,574	3,467
	2,108,044	737,430
Income from operations	1,866,008	860,461
Other income:		
Rental income (Note 4)	28,557	28,557
Interest income	7,297	1,595
	35,854	30,152
Net income	$1,901,862	$ 890,613

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Members' equity, January 1, 2005	$1,693,476
Net income	890,613
Members' distributions	(1,719,395)
Members' equity, December 31, 2005	864,694
Net income	1,901,862
Members' distributions	(1,101,672)
Members' equity, December 31, 2006	$1,664,884

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	Year Ended December 31, 2005
Cash flows from operating activities:		
Net income	$1,901,862	$ 890,613
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	5,574	3,467
Decrease (increase) in assets:		
Accounts receivable	(1,534,197)	845,843
Prepaid expenses	(258)	1,605
Increase (decrease) in liabilities:		
Accrued payable and accrued expenses	670,337	421
Retirement plan payable	(15,476)	(3,840)
Net cash provided by operating activities	1,027,842	1,738,109
Cash flows from investing activities:		
Security deposits	9,021	9,016
Capital expenditures	(1,153)	(1,109)
Net cash provided by investing activities	7,868	7,907
Cash flows from financing activities:		
Member distributions	(1,101,672)	(1,719,395)
Net cash used in financing activities	(1,101,672)	(1,719,395)
Net increase (decrease) in cash	(65,962)	26,621
Cash, beginning	77,929	51,308
Cash, ending	$ 11,967	$ 77,929

See notes to financial statements.

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

MIT Associates, LLC ("the Company") was formed as a limited liability company and is registered as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The Company provides consulting, advisory and private placement services to alternative asset investment managers.

The Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

Significant accounting policies:

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company has deposits from time to time, in financial institutions in excess of the insured deposit amount. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk.

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable, establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

1. **Description of the Company and summary of significant accounting policies** (continued):

Equipment and improvements:

Equipment and improvements are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets for financial statement purposes and for tax purposes.

Revenue recognition:

Management and performance fee revenue is recognized in the period in which the fee was earned.

Employee benefit plan:

The Company maintains a qualified profit sharing plan covering employees who are over the age of twenty-one with at least one year of service. No employee contributions are allowed. The Company may make a discretionary contribution, as authorized, which must be the same percentage of compensation for all participants. Contributions by the Company were $50,455 in 2006 and $15,476 in 2005, respectively.

Income taxes:

The Company is a limited liability company and, accordingly, is not subject to federal or state income taxes.

Reclassification:

Certain prior year balances have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported results of operations or net assets.

2. **Equipment and improvements:**

	2006	2005
Furniture and fixtures	$ 76,858	$ 76,858
Leasehold improvements	50,504	50,504
Other equipment	26,547	25,394
	153,909	152,756
Less accumulated depreciation	134,251	128,677
	$ 19,658	$ 24,079

3. **Broker fees:**

During 2006, the Company entered into a separation agreement with a former member. The agreement calls for future payments to the former member through March 31, 2021, which are comprised of a percentage of gross management and performance fee revenues earned by the Company from clients and hedge funds introduced by the former member, as defined. Payments to the former member, which are shown as broker fees in the statement of operations, are due only upon receipt of the related revenues and secured solely by these revenues. Included in accounts payable and accrued expenses is $674,636 in accrued broker fees due the former member.

4. **Commitments:**

Leases:

The Company leases, as a lessee, its office space under a non-cancellable lease which expires in March 2009. The lease requires monthly rent of approximately $8,000 with annual increases for property taxes and maintenance. The lease provides for a 20% rebate per year of the security deposit paid at inception.

The Company also subleases office space, as a lessor, under a noncancellable operating lease which expires in March 2009. The lease requires monthly rent of approximately $2,400 with annual increases for property taxes and maintenance. The lease also provides for a 20% rebate per year of the security deposit paid at inception.

The future minimum lease payments, and rental income, under the operating leases follows:

Year ending December 31:	**Rental Expense**	**Rental Income**
2007	$ 94,400	$28,600
2008	94,400	28,600
2009	23,600	7,100
	$212,400	$64,300

Rent expense was $94,364 in 2006 and 2005. Rental income was $28,557 in 2006 and 2005.

5. **Concentrations:**

The Company had revenues of approximately 86% and 69% from two clients in 2006 and 2005, respectively. The Company had outstanding accounts receivable from these clients of approximately $1,900,000 and $649,000 at December 31, 2006 and 2005, respectively.

6. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $11,450 and $57,637, which was deficient of the minimum requirement of $45,010 by $33,560 in 2006 and exceeded the requirement of $5,000 by $52,637 in 2005. The Company's net capital ratio was 58.97 to 1 in 2006 (which exceeded allowable ratio of no greater than 15.00 to 1) and .35 to 1 in 2005.

The Company has been in contact with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC) in regards to the two deficiencies for 2006. The deficiencies have been corrected as of January 4, 2007.

MIT ASSOCIATES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2006	December 31, 2005
Credits:		
Members' equity	**$1,664,884**	$864,694
Less non-allowable assets:		
Accounts receivable	**1,615,416**	755,855
Prepaid expenses	**318**	60
Property and equipment, net	**19,658**	24,079
Security deposits	**18,042**	27,063
	1,653,434	807,057
Net capital	**11,450**	57,637
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	**45,010**	5,000
Excess (deficiency) of net capital	**($ 33,560)**	$ 52,637
Aggregate indebtedness:		
Accounts payable and accrued expenses	**675,153**	4,816
Retirement plan payable		15,476
Total aggregate indebtedness	**$ 675,153**	$ 20,292
Ratio of total aggregate indebtedness to net capital	**58.97 to 1**	.35 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2006, as amended.

DHL&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

Members
MIT Associates, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of MIT Associates, LLC (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

A member of HLB International
A world-wide organization of accounting firms and business advisers

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2007
Shelton, Connecticut

END